RECEIVED

2008 JUL -8 A 9:48

FFICE OF INTERNATIONAL
CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 3, 2008

08003669

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	**Particulars**
1.	Letters dated July 3, 2008 enclosing therewith the certificate of Completion and compliance of extinguishment / cancellation / destruction of total 15,03,002 equity Shares of Reliance Infrastructure Limited (formerly Reliance Energy Limited).

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: as above

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

PROCESSED
JUL 10 2008
THOMSON REUTERS

dw 7/9

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED / CANCELLED / DESTROYED

Total Number of Equity Shares Extinguished (A + B)	15,03,002

We enclose a certified true copy of certificates dated June 16, 2008 and June 30, 2008 of extinguishment / cancellation / destruction of 10,03,002 and 5,00,000 equity shares respectively, aggregating 15,03,002 equity shares obtained in accordance with the provisions of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998. Kindly take the same on record.

The details of share capital after extinguishment of 15,03,002 equity shares are as given below :

Equity share capital before the said extinguishment (No. of shares)	No. of shares extinguished / cancelled / destroyed	Equity share capital after the said extinguishment (No. of shares)
23,34,73,264	15,03,002	23,19,70,262

Kindly acknowledge receipt of this letter.

Yours faithfully,
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY RELIANCE INFRASTRUCTURE LIMITED ("Company") (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished for the period June 1, 2008 to June 15, 2008.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No	Company's A/c. No	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID. IN300319	10012246	June 13, 2008	10,03,002

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

Sl. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	10,03,002

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998.

For Chaturvedi & Shah
Chartered Accountants

LALIT R. MHALSEKAR
PARTNER
MEMBERSHIP NO. 103418

For Karvy Computershare Private Limited

Authorised Signatory

For Reliance Infrastructure Limited

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 16.06.2008

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY RELIANCE INFRASTRUCTURE LIMITED ("Company") (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished for the period June 16, 2008 to June 30, 2008.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012246	June 28, 2008	5,00,000

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

Sl. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	5,00,000

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998.

For **Chaturvedi & Shah**
Chartered Accountants

Lalit R Mhalsekar
Partner
Membership No. 103418

For **Karvy Computershare Private Limited**

Authorised Signatory

For Reliance Infrastructure Limited

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 30.06.2008

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 3, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : RELINFRA

Dear Sir,

Sub: Completion and compliance of extinguishment /cancellation / destruction of total 15,03,002 Equity Shares of Reliance Infrastructure Limited (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished from June 1, 2008 to June 30, 2008.

A. SHARES IN DEMATERIALISED FORM CANCELLED / DESTROYED DURING JUNE, 2008:

Name of the Depository Participant and DP ID No.	Company's A/c No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012246	i. June 13, 2008	i. 10,03,002
		ii. June 28, 2008	ii. 5,00,000

B. SHARES IN PHYSICAL FORM CANCELLED / DESTROYED DURING JUNE, 2008: Nil

Sr. No	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED / CANCELLED / DESTROYED

Total Number of Equity Shares Extinguished (A + B)	15,03,002

We enclose a certified true copy of certificates dated June 16, 2008 and June 30, 2008 of extinguishment / cancellation / destruction of 10,03,002 and 5,00,000 equity shares respectively, aggregating 15,03,002 equity shares obtained in accordance with the provisions of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998. Kindly take the same on record.

The details of share capital after extinguishment of 15,03,002 equity shares are as given below :

Equity share capital before the said extinguishment (No. of shares)	No. of shares extinguished / cancelled / destroyed	Equity share capital after the said extinguishment (No. of shares)
23,34,73,264	15,03,002	23,19,70,262

Kindly acknowledge receipt of this letter.

Yours faithfully,
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY RELIANCE INFRASTRUCTURE LIMITED ("Company") (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished for the period June 1, 2008 to June 15, 2008.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c No	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012246	June 13, 2008	10,03,002

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

Sl. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	10,03,002

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998.

For **Chaturvedi & Shah**
Chartered Accountants

LALIT R MHALSEKAR
PARTNER
[illegible]

For **Karvy Computershare Private Limited**

Authorised Signatory

For Reliance Infrastructure Limited

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 16.06.2008

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY RELIANCE INFRASTRUCTURE LIMITED ("Company") (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished for the period June 16, 2008 to June 30, 2008.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012246	June 28, 2008	5,00,000

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

Sl. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	5,00,000

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998.

For **Chaturvedi & Shah**
Chartered Accountants

Lalit R Mhalsekar
Partner
Membership No. 103418

For **Karvy Computershare Private Limited**

Authorised Signatory

For Reliance Infrastructure Limited

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 30.06.2008

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai

National Securities Depository Ltd.
4th Floor, 'A' Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013
Tel: 91-22-2499 4200, Fax : 91-22-2497 6351; e-mail : info@nsdl.co.in

Ref. : II/CA/COM/63613/2008

June 28, 2008

Mr. Ramesh Shenoy
Company Secretary
Reliance Infrastructure Limited
Reliance Energy Centre
Santacruz - East
Mumbai - 400 055

Sub. : Buy-back

Dear Sir,

As per the corporate action(s) executed by your R&T Agent/Registry Division viz; Karvy Computershare Pvt. Limited - RIL, Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below :

ISIN	*ISIN Description*	*D/C*	*Records*	*Quantity*	*Execution Date*
INE036A01016	RELIANCE INFRASTRUCTURE L EQ	DEBIT	1	500,000,000	28/06/2008

You may contact your R&T Agent/ Registry Division for further details in this regard.

Yours faithfully,

Ankush Deshpande
Senior Manager

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

National Securities Depository Ltd.
4th Floor, 'A' Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013
Tel: 91-22-2499 4200, Fax : 91-22-2497 6351, e-mail : info@nsdl.co.in

Ref. : II/CA/COM/62840/2008

June 13, 2008

Mr. Ramesh Shenoy
Company Secretary
Reliance Infrastructure Limited
Reliance Energy Centre
Santacruz - East
Mumbai - 400 055

Sub. : Buy-back

Dear Sir,

As per the corporate action(s) executed by your R&T Agent/Registry Division viz; Karvy Computershare Pvt. Limited - RIL, Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below :

ISIN	*ISIN Description*	*D/C*	*Records*	*Quantity*	*Execution Date*
INE036A01016	RELIANCE INFRASTRUCTURE L EQ	DEBIT	1	1,003,002.000	13/06/2008

You may contact your R&T Agent/ Registry Division for further details in this regard.

Yours faithfully,

Nitin Ambure
Asst. Vice President

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

END

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